TASEKO REPORTS 2014 YEAR END RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

March 25, 2015, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the year ended December 31, 2014.

Fourth Quarter & 2014 Highlights

  Annual 2014 earnings from mining operations (before depletion and amortization)* were $52.3 million and cash flows from operations were $50.6 million. In the fourth quarter, loss from mining operations
  (before depletion and amortization)* was $0.9 million and cash flows from operations was an outflow of
  $8.6 million.

  Revenues for 2014 were $371.1 million from the sale of 107.6 million pounds of copper and 1.9 million pounds of molybdenum (Taseko’s 75% share).

  Total production at Gibraltar (100%) for 2014 was 136.5 million pounds of copper and 2.3 million pounds of molybdenum. Copper production increased by 12% over 2013 despite the processed copper grade being 10% lower in 2014. Molybdenum production increased by 61% year-over-year.

  In the fourth quarter, Gibraltar produced 28.1 million pounds of copper and 445 thousand pounds of molybdenum.

  Total sales for the fourth quarter were 26.5 million pounds of copper (100% basis) and 481 thousand pounds of molybdenum.

  Expenditures on the New Prosperity and Aley development projects in 2014 totalled $6.3 million.

  Aley's project description was submitted in September to the British Columbia Environmental Assessment Office (BCEAO) as well as to the Canadian Environmental Assessment Agency. The environmental assessment review with the BCEAO has commenced.

  In November, Taseko completed the acquisition of Curis Resources Ltd., and is now the 100% owner of the Florence Copper Project.

  The company completed an impairment review as of December 31, 2014 and the carrying value of the Gibraltar Mine was written down to an after-tax NPV of $1.11 billion (100% basis). The write-down was recorded in the Gibraltar Joint Venture financial statements, but had no impact on Taseko’s consolidated financial statements.

*Non-GAAP performance measure. See end of news release.

  In January 2015, the Company sold all outstanding copper put options for cash proceeds of $17.4 million. As a result of this sale, the Company currently does not have any put options in place. The hedging strategy, designed to mitigate short term declines in copper price, has not changed and the Company will seek opportunities to acquire additional copper put options in the future.

  In the fourth quarter, the weakening Canadian dollar offset most of the decline in copper price, an important factor for a Canadian-based producer.

Russell Hallbauer, President and CEO of Taseko, commented, “The Company generated $51 million of cash flow from operations in 2014, despite scheduled major component replacement on shovels resulting in higher mining costs and lower grades as a result of the pit wall stability issue in the third quarter. In the fourth quarter, expenditures were decreased from the previous quarter and cost per ton milled was reduced by 16% to C$10.13, however, financial performance was impacted by a drop in copper production as a result of lower grades.”

Mr. Hallbauer continued, “Metal production and metal prices are key to our business and to be impacted by both at the same time is challenging. During the financial crisis of 2008/09 we successfully modified our operation to deal with copper below US$1.50 per pound. We are taking similar steps to deal with lower copper grades and copper price as we mine our way back to average life of mine head grades, a process we began six months ago. We have reduced our workforce and adjusted the mine plan and believe by the end of the second quarter, as the copper grade improves, we will have operating costs approaching US$2.00 per pound. With 75% of our costs denominated in Canadian dollars, the weakness of the Canadian dollar has helped the Company deal with the adversity we faced in the second half of 2014 and into 2015. The one-time costs of nearly $40 million over this period are now behind us and with the mine stabilized, we are well positioned for the second half of 2015 and beyond.”

“Copper grade, until very recently, remained at a level similar to the fourth quarter 2014, averaging 0.22% in January and February. As of this week, we began accessing higher grade ore and expect an average grade of 0.24% in March. First quarter copper production is anticipated to be approximately 28–29 million pounds. For the balance of 2015, copper grades are forecasted to fluctuate in a range of 0.25% –0.28%. Based on forecasted grades, we expect to produce 130–140 million pounds of copper in 2015 (100% basis). Beyond this year, our engineering team is working on a long range mine plan which is focussed on optimizing cut-off grade with strip ratio. Early indications show that a reduced cut-off grade results in a significantly lower strip ratio, as well as a large increase to ore tons and recoverable pounds of copper. We expect this study to be completed by the summer,” added Mr. Hallbauer.

“In September, the project description for our Aley Niobium Project was submitted to the BC Environmental Assessment Office (BCEAO) and to the Canadian Environmental Assessment Agency. The Federal Minister of Environment granted substitution of the environmental assessment to British Columbia, giving oversight and responsibility of the environmental assessment process to the BCEAO. Most work related to Aley in 2015 will be directly related to the environmental assessment process.”

Mr. Hallbauer concluded, “The acquisition of Curis Resources Ltd., and its wholly owned Florence Copper Project, was completed in November 2014. Florence Copper, an in-situ copper deposit located in Arizona, provides the company with an advanced stage, near-term growth opportunity. The project is in the permitting phase for a pilot test facility, with only two outstanding permits remaining. In December 2014, a draft Underground Injection Control Permit was issued by the Environmental Protection Agency and is now in a public comment period. We expect both final permits to be issued in the middle of the year.”

HIGHLIGHTS

	Three months ended			Year ended
Financial Data	December 31,			December 31,
(Cdn$ in thousands, except for per share amounts)	2014	2013	Change	2014	2013	Change
Revenues	65,179	94,916	(29,737)	371,196	290,056	81,140
Earnings (loss) from mining operations before
depletion and amortization*	(916)	24,969	(25,885)	52,265	77,000	(24,735)
Earnings (loss) from mining operations	(11,164)	15,285	(26,449)	5,102	42,933	(37,831)
Net earnings (loss)	(26,427)	(9,756)	(16,671)	(53,884)	(34,839)	(19,045)
Per share - basic (“EPS”)	(0.13)	(0.05)	(0.08)	(0.27)	(0.18)	(0.09)
Adjusted net earnings (loss)*	(20,983)	834	(21,817)	(37,086)	(14,027)	(23,059)
Per share - basic (“adjusted EPS”) *	(0.10)	(0.00)	(0.10)	(0.19)	(0.07)	(0.12)
EBITDA *	(13,397)	11,515	(24,912)	11,649	24,193	(12,544)
Adjusted EBITDA *	(8,355)	17,362	(25,717)	27,841	43,670	(15,829)
Cash flows provided by (used for) operations	(8,648)	32,791	(41,439)	50,570	67,587	(17,017)

	Three months ended
Operating Data (Gibraltar - 100% basis)	December 31,			Year ended December 31,
	2014	2013	Change	2014	2013	Change
Tons mined (millions)	25.1	21.5	3.6	113.8	89.4	24.4
Tons milled (millions)	7.6	7.6	0.0	30.2	24.5	5.7
Production (million pounds Cu)	28.1	33.5	(5.4)	136.5	121.4	15.1
Sales (million pounds Cu)	26.5	37.0	(10.5)	143.4	113.8	29.5

*Non-GAAP performance measure. See end of news release.

Annual Highlights

  Earnings from mining operations before depletion and amortization were $52.3 million;

  Copper production at Gibraltar was 136.5 million pounds (100% basis), a 12% increase over the 2013 financial year, primarily due to concentrator #2 operating for the full year offset by a reduction in overall head grades;

  Net operating costs of production were US$2.08 per pound produced, up from US$1.89 per pound in the prior year driven by lower copper head grades in the second half of the year, periodic shovel maintenance costs, and contract waste stripping expenditures;

HIGHLIGHTS - CONTINUED

  Gibraltar mine completed a $16.2 million major maintenance program on its shovels, and these programs typically occur every seven years;

  The Company generated cash flows from operations of $50.6 million, a 25% decrease from the 2013 financial year;

  The Company ended the 2014 financial year with a cash balance of $53 million;

  On September 15, 2014 the Company announced proven and probable reserves of 84 million tonnes grading 0.50% Nb2O5 for its 100%-owned Aley Niobium Project; and

  On November 20, 2014 the Company completed the acquisition of Curis Resources Ltd and its 100% owned Florence copper project, an in-situ copper recovery and SX/EW project located in central Arizona, USA.

Fourth Quarter Highlights

  Loss from mining operations before depletion and amortization were $0.9 million;

  Copper production at Gibraltar was 28.1 million pounds (100% basis) and was impacted by a significant reduction in head grade, which also impacted recoveries, as a result of the pit wall stability issues and the resultant change in mine sequence implemented in the third quarter of 2014;

  Site operating cost per ton milled decreased from $11.67 in the first half of 2014 to $10.13 in the fourth quarter of 2014 as a result of productivity increases and reduced expenditures; and

  Net operating costs of production increased to US$2.32 per pound produced from US$1.70 per pound produced in the fourth quarter of 2013, primarily driven by lower copper head grades and shovel maintenance costs.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	YE 2014	YE 2013	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Tons mined (millions)	113.8	89.4	25.1	32.5	30.2	25.9	21.5
Tons milled (millions)	30.2	24.5	7.6	7.8	7.7	7.0	7.6
Strip ratio	3.0	3.2	3.1	3.0	3.1	2.8	3.9
Site operating cost per ton milled (CAD)	$11.38	$10.35	$10.13	$12.10	$11.42	$11.91	$8.69
Copper concentrate
Grade (%)	0.265	0.293	0.222	0.267	0.285	0.290	0.270
Recovery (%)	83.6	84.4	81.3	83.3	85.3	84.6	81.7
Production (million pounds Cu)	134.4	121.4	27.7	34.5	37.6	34.5	33.5
Sales (million pounds Cu)	141.3	113.8	26.0	37.1	38.1	40.0	37.0
Inventory (million pounds Cu)	3.2	10.1	3.2	1.4	3.9	4.4	10.1
Copper cathode
Production (million pounds)	2.1	-	0.4	0.9	0.9	-	-
Sales (million pounds)	2.1	-	0.5	1.0	0.6	-	-
Molybdenum concentrate
Grade (%)	0.010	0.011	0.008	0.011	0.011	0.009	0.010
Recovery (%)	40.0	27.1	38.8	38.0	41.4	42.5	34.8
Production (thousand pounds Mo)	2,332	1,452	445	654	667	566	480
Sales (thousand pounds Mo)	2,509	1,263	481	708	731	589	499
Per unit data (US$ per pound) *
Operating costs of production*	$2.32	$2.03	$2.43	$2.60	$2.11	$2.19	$1.88
By-product credits *	(0.24)	(0.14)	(0.11)	(0.25)	(0.35)	(0.21)	(0.18)
Net operating costs of production *	$2.08	$1.89	$2.32	$2.35	$1.76	$1.98	$1.70
Off-property costs	0.42	0.38	0.45	0.40	0.36	0.50	0.44
Total operating costs *	$2.50	$2.27	$2.77	$2.75	$2.12	$2.48	$2.14

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS

Full-year results

2014 represented the first full year of operations for concentrator #2 at Gibraltar, which completed commissioning in March 2013. During 2014 Gibraltar milled 30.2 million tons of ore, a 23% increase over the tons milled in 2013. In 2014, Gibraltar mined 113.8 million tons of material which was lower than planned due to shovel availability issues, although still a 27% increase over tons mined in 2013. In the third quarter of 2014, mining operations were impacted by pit wall stability in the Granite Pit which resulted in the need to alter the short-term mine sequence, and defer the planned mining of higher grade ore in the second half of 2014. Average head grade in the first half of 2014 was 0.29% compared to 0.24% in the second half of the year. Lower head grades also negatively impacted copper recoveries in the second half of 2014.

Copper in concentrate production in 2014 was 134.4 million pounds, an increase of 11% over 2013 copper production of 121.4 million pounds. Molybdenum production during 2014 was 2.3 million pounds, an increase of 61% over 2013. The increase in molybdenum production is due to the new molybdenum plant operating for all of 2014.

Copper cathode production in 2014 was 2.1 million pounds; Gibraltar’s SX/EW plant was idle in 2013.

In 2014, net operating cash costs per pound of copper produced was US$2.08, an 11% increase over the US$1.89 averaged during 2013. The increase in net operating cash costs in 2014 was primarily driven by lower head grade, decreased shovel availability due to maintenance and operating contract mining equipment in the second half of the year as a result of the pit wall stability issue in the Granite Pit requiring a short term alternative mine sequence. In order to execute the alternate mine sequence a contractor, with equipment already on site, was deployed to the lower section of Granite Pit in the third quarter along with the Company’s own equipment. Gibraltar also completed a $16.2 million shovel fleet maintenance program in 2014 which amounted to US$0.13 per pound to unit costs.

Off-property costs, including transportation, treatment and refining charges, for 2014 were US$0.42 per pound produced, compared to US$0.38 per pound produced in 2013. Off property costs are driven by sales volumes, and therefore off-property costs per pound produced fluctuates based on differences between production and sales volumes.

The total operating costs, including off-property costs, for 2014 were US$2.50 per pound produced, compared to US$2.27 per pound in 2013.

Fourth quarter results

The Gibraltar concentrators operated at design capacity in the fourth quarter of 2014. Total mill throughput for the fourth quarter was 7.6 million tons, consistent with the same quarter in 2013. Total copper production for the quarter was 27.7 million pounds, a 17% decrease from the fourth quarter of 2013.

Fourth quarter copper production was impacted by a 17% decrease in copper head grade due to the alternate mine sequence that was implemented in the third quarter of 2014. Lower head grade ore negatively impacts copper recoveries.

A total of 25.1 million tons were mined in the fourth quarter, a 16% increase over the fourth quarter of 2013.

OPERATIONS ANALYSIS - CONTINUED

Molybdenum production for the fourth quarter of 2014 was 445,000 pounds, a 7% decrease over the fourth quarter of 2013. Molybdenum recoveries were 39% for the fourth quarter as a result of lower molybdenum head grade.

In the fourth quarter of 2014, net operating costs per pound of copper produced were US$2.32, a 37% increase over the US$1.70 per pound in the previous year’s quarter. This increase in unit costs was primarily driven by lower head grade. Fourth quarter operating costs were also impacted by a planned $4.7 million shovel overhaul expenditure which contributed US$0.19 per pound to net operating costs per pound. By-product credits were lower than the previous year’s quarter due to the decline in both the molybdenum price and production levels.

Off-property costs, including transportation, treatment and refining charges, for the fourth quarter of 2014 were US$0.45 per pound produced, compared to US$0.44 per pound produced in the fourth quarter of 2013. Off-property costs are driven by sales volumes, and therefore off property costs per pound produced fluctuates based on differences between production and sales volumes.

GIBRALTAR OUTLOOK

Management expects Gibraltar’s total operating costs per pound to be lower in the future, for the following reasons:

  The mine is benefiting from recent reductions in the price of diesel which is a significant input cost. Diesel prices have fallen approximately 29% over the last year which represents an annualized cost savings of $10 million;

  During 2014, Gibraltar completed a major shovel maintenance program costing $16.2 million. These programs are typically completed every seven years;

  There are a number of cost control initiatives underway including a 12% workforce reduction which occurred in January 2015, mine plan modifications and initiatives with vendors to reduce costs of supplies and consumables;

  Copper grades in the first quarter of 2015 remained below the Granite Pit average grade, at a level similar to the fourth quarter 2014. Recently, the copper grade has increased to approximately 0.25% and for the balance of 2015 we expect the grade to fluctuate in a range between 0.25%-0.28%. Increases in copper grades will reduce total operating costs per pound; and

  The weakening Canadian dollar is having a positive impact on the mine’s margins. The Canadian dollar has fallen approximately 20% since the beginning of 2014 and with approximately 80% of Gibraltar’s operating costs denominated in Canadian dollars, the weakening dollar has a significant impact on total operating costs per pound which are reported in $USD.

The cumulative effect of these factors will have a significant impact on Gibraltar’s operating costs going forward. Adjusting for non-recurring shovel maintenance costs and applying current diesel prices and foreign exchange rates, total operating costs would have been approximately US$2.00 per pound in the first half of 2014. The Company expects to achieve this unit cost in the future in conjunction with increased head grade and recovery levels.

REVIEW OF PROJECTS

Florence Copper project

The Company acquired a 100% interest in the Florence Copper project though the acquisition of Curis Resources Ltd. which was completed on November 20, 2014 (see section below “Acquisition of Curis Resources Ltd.”) The Florence Copper Project is an in-situ copper recovery and solvent extraction/electrowinning project located near the town of Florence in central Arizona, USA. The project is currently in the final stages of permitting for the Phase 1 Production Test Facility ("PTF"). The PTF includes a 24-well in-situ recovery well field and solvent extraction/electrowinning plant that will produce copper cathode. The PTF is designed to demonstrate the science and safety of the in-situ process. Concurrently, the Company is advancing engineering, test work, environmental studies and permitting for commercial operations.

The Temporary Aquifer Protection Permit (“APP”) for the PTF issued in July 2013 by the Arizona Department of Environmental Quality (“ADEQ”) was subject to an appeal. As a result of the appeal an amendment will be submitted in March 2015 and issuance of the amended APP is now anticipated during the second quarter of 2015. In December the Company announced the receipt of a draft Underground Injection Control (UIC) permit from the U.S. Environmental Protection Agency (EPA). The UIC permit regulates the construction and operation of Florence Copper's injection wells at the site and is the final regulatory milestone required by the Company to construct and operate the PTF. The public hearing for the draft permit was held on January 22, 2015 and the comment period was extended to April, 2015. The Company expects the UIC permit to be issued by mid-2015.

Aley project

In October 2014 the Company filed a 43-101 compliant technical report for the Aley project showing proven and probable reserves of 84 million tonnes grading 0.50% Nb2O5 for its 100%-owned Aley Niobium Project.

Mineral Reserves*
0.30% Nb2O5 Cut-off

Category	Tonnes (millions)	Grade % Nb2O5
Proven	44.3	0.52
Probable	39.5	0.48
Total	83.8	0.50

Highlights of the project, as outlined in the NI43-101 Technical Report, include:

  Pre-tax net present value of approximately $860 million ($480 million post-tax) at an 8% discount rate

  Pre-tax internal rate of return of 17% (14% post-tax) with a 5.5 year payback

  Anticipated operating margin of US$21/kg of niobium (Nb)

  Average annual production of 9 million kilograms Nb in the form of Ferroniobium.

  24 year mine life at a milling rate of 10,000 tonnes per day

  Life of mine strip ratio of 0.5:1

  Total pre-production capital cost of $870 million, including; $520 million for mine, concentrator and site infrastructure; $180 million for the converter, $100 million for offsite infrastructure including the transmission line, and $70 million for pre-stripping

REVIEW OF PROJECTS - CONTINUED

On September 19, 2014 the BC Environmental Assessment Office (EAO) issued a Section 10 Order under the BC Environmental Assessment Act, initiating the BC environmental assessment process for the Aley Niobium Project. On October 9, the Canadian Environmental Assessment Agency confirmed acceptance of the Project Description for the Aley Niobium Project.

On November 24, 2014 CEAA determined that a federal environmental assessment was required, issued a Notice of Commencement, and approved BC’s request for Substitution under the Canadian Environmental Assessment Act (CEAA) 2012. The EAO will conduct the assessment and Aboriginal consultation on behalf of the Federal government. At the end of the environmental assessment review, EAO will issue a report to both the Provincial and Federal Ministers for a decision.

The EAO issued to Taseko a Section 11 Order under the Environmental Assessment Act on December 31, 2014. This Order describes the Scope of the Project subject to the environmental assessment, identifies the Aboriginal Groups requiring consultation, and directs Taseko to draft Application Information Requirements (AIR) for the environmental assessment application. Taseko is currently preparing the draft AIR.

*The Mineral Reserves are a subset of the Mineral Resources reported in the March 29, 2012 Technical Report, "Technical Report, Aley Carbonatite Niobium Project", prepared by Ronald G. Simpson, P.Geo and a Qualified Person under National Instrument 43-101.

The mine plan, mine related costing, and tailings and water management design was supervised and reviewed by Greg Yelland, P.Eng., Chief Engineer for Taseko and a Qualified Person under National Instrument 43-101. Metallurgical and converter test work was supervised and reviewed by Keith Merriam, P.Eng., Manager, Process Engineering for Taseko and a Qualified Person under National Instrument 43-101.

Process and plant design work was done in accordance with design criteria derived from metallurgical and pyrometallurgical test work under the supervision of Rob Rotzinger, P.Eng. Vice-President Capital Projects for Taseko and a Qualified Person under National Instrument 43-101.

The reserve estimation was reviewed by Scott Jones, P.Eng., Vice-President Engineering for Taseko and a Qualified Person under National Instrument 43-101. Mr Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation.

New Prosperity project

On February 26, 2014 the Government of Canada announced its decision to not issue the authorizations necessary for the New Prosperity project to proceed. In the wake of this decision, Taseko initiated legal proceedings in the form of two separate judicial reviews which challenge the decision and the process by which the decision was reached. In August 2014, the Company applied to the Federal Court to convert both judicial reviews into a civil action for damages. The motion was heard on October 22, 2014. No decision has been rendered.

Taseko will host a conference call on Thursday, March 26, 2015 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. Alternatively, a live and archived webcast will also be available at tasekomines.com. The conference call will be archived for later playback until April 2, 2014 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 80839398.

For further information contact: Brian Bergot, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Net operating costs of production

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Operating costs of production is calculated by removing net changes in inventory and depletion and amortization from cost of sales. Net operating costs of production is calculated by removing by-product credits and offsite costs from the operating costs of production. Net operating costs of production per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of net operating costs of production and offsite costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended			Year ended
		December 31,	December 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2014	2013	2014	2013
Cost of sales	76,343	79,631	366,094	247,123
Less Depletion and amortization	(10,248)	(9,684)	(47,163)	(34,067)
Net change in inventory	2,771	(8,902)	(14,105)	12,540
Operating costs of production	68,866	61,045	304,826	225,596
Less by-product credits:
Molybdenum	(2,113)	(3,819)	(23,120)	(9,550)
Silver	(503)	(946)	(3,446)	(3,382)
Less offsite costs:
Treatment and refining costs	(6,906)	(6,120)	(28,250)	(17,291)
Transportation costs	(3,764)	(5,512)	(18,805)	(18,029)
Net operating costs of production	55,580	44,648	231,205	177,344
Total copper produced (thousand pounds)	21,050	25,136	100,793	91,110
Total costs per pound produced	2.64	1.78	2.29	1.95
Average exchange rate for the period (CAD/USD)	1.14	1.05	1.10	1.03
Net operating costs of production (US$ per pound)	2.32	1.70	2.08	1.89
Net operating costs of production	55,580	44,648	231,205	177,344
Add offsite costs:
Treatment and refining costs	6,906	6,120	28,250	17,291
Transportation costs	3,764	5,512	18,805	18,029
Total operating costs	66,250	56,280	278,260	212,664
Total operating costs (US$ per pound)	2.77	2.14	2.50	2.27

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net earnings

Adjusted net earnings remove the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Unrealized foreign currency gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Net earnings (loss)	(26,427)	(9,756)	(53,884)	(34,839)
Unrealized loss (gain) on derivatives	(3,549)	(607)	(4,346)	(6,159)
Unrealized foreign exchange (gain) loss	7,328	6,449	17,951	12,082
Gain on deemed disposition of Curis shares	(1,082)	-	(1,082)	-
Write down in marketable securities	367	5	1,152	13,984
Curis acquisition costs	1,978	-	2,517	-
Non-recurring adjustment to interest on royalty obligation	-	4,918	-	4,918
Non-recurring other expenses (income)	-	-	-	(430)
Estimated tax effect of adjustments	402	(175)	606	(3,583)
Adjusted net earnings (loss)	(20,983)	834	(37,086)	(14,027)
Adjusted EPS	(0.10)	(0.00)	(0.19)	(0.07)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

While some of the adjustments are recurring, gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended			Year ended
		December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Net earnings (loss)	(26,427)	(9,756)	(53,884)	(34,839)
Add:
Depreciation	10,270	9,770	47,338	34,508
Amortization of stock-based compensation	564	466	3,741	2,680
Interest expense	7,475	11,404	27,423	25,399
Interest income	(1,103)	(1,488)	(4,182)	(6,214)
Income tax expense (recovery)	(4,176)	1,119	(8,787)	2,659
EBITDA	(13,397)	11,515	11,649	24,193
Adjustments:
Unrealized (gain)/loss on derivative instruments	(3,549)	(607)	(4,346)	(6,159)
Gain on deemed disposition of Curis shares	(1,082)	-	(1,082)	-
Foreign currency translation losses	7,328	6,449	17,951	12,082
Curis acquisition costs	1,978	-	2,517	-
Write down in marketable securities	367	5	1,152	13,984
Non-recurring other expenses (income)	-	-	-	(430)
Adjusted EBITDA	(8,355)	17,632	27,841	43,670

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Earnings from mining operations	(11,164)	15,285	5,102	42,933
Add:
Depletion and amortization	10,248	9,684	47,163	34,067
Earnings from mining operations before depletion and amortization	(916)	24,969	52,265	77,000

Site operating costs per ton milled

	Three months ended			Year ended
		December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Direct mining and processing costs (included in cost of sales)	58,196	49,413	257,771	190,276

Tons milled (millions) (75% basis)	5.74	5.69	22.65	18.38
Site operating costs per ton milled	$10.13	$8.69	$11.38	$10.35

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.